Aℬ
3/19



14048721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 4 2014

SEC FILE NUMBER
8-66096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**01/01/13**_____AND ENDING_____**12/31/13**_____
⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀MM/DD/YY⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hines Securities, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston	**TX**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristy Cordova   713-966-7808

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

1111 Bagby, Suite 4500	**Houston**	**TX**	**77002**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

⠀⠀⠀✕ Certified Public Accountant

⠀⠀⠀⋯ Public Accountant

⠀⠀⠀⋯ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Frank Apollo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Hines Securities, Inc. as of and for the years ended December 31 2013 and 2012, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

2/27/14
_____
Date

Chief Operating Officer and
Financial Operations Principal

_____
Notary Public

KELLY P. LILLICO
Notary Public, State of Texas
My Commission Expires 09-22-2017

This report ** contains (check all applicable boxes):
- (x)   Independent Auditors Report
- (x)   (a)   Facing Page
- (x)   (b)   Statements of Financial Condition
- (x)   (c)   Statements of Operations
- (x)   (d)   Statements of Cash Flows
- (x)   (e)   Statements of Changes in Stockholders' Equity
- ( )   (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x)   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- (x)   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
- ( )   (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( )   (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ( )   (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (x)   (l)   An Oath or Affirmation
- (x)   (m) A copy of the SIPC Supplemental Report (filed concurrently herewith as a separate document)
- (x)   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HINES SECURITIES, INC.

(formerly known as "Hines Real Estate Investments, Inc.")

(S.E.C. I.D. No. 8-66096)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2013 AND 2012, AND
INDEPENDENT AUDITORS' REPORT, AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of Hines Securities, Inc.:

We have audited the accompanying financial statements of Hines Securities, Inc., (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hines Securities Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2014

HINES SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
CASH	$ 11,879,970	$ 5,625,332
DUE FROM AFFILIATES	1,164,277	3,258,402
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $798,911 and $746,305 at December 31, 2013 and 2012, respectively	60,041	108,014
PREPAID EXPENSES	780,033	741,613
TOTAL	$ 13,884,321	$ 9,733,361
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable	$ 3,769,119	$ 884,066
Accrued expenses	2,968,753	5,868,990
Due to affiliate	207,613	-
Other liabilities	807,928	470,705
Total liabilities	7,753,413	7,223,761
COMMITMENTS AND CONTINGENCIES (Note 4)		
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value — authorized, 10,000 shares; issued and outstanding, 2,553 and 2,183 shares at December 31, 2013 and 2012, respectively	25	22
Additional paid-in capital	25,435,975	21,735,978
Retained deficit	(19,305,092)	(19,226,400)
Total stockholder's equity	6,130,908	2,509,600
TOTAL	$ 13,884,321	$ 9,733,361

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES:		
Sales commissions	$ 59,289,267	$ 40,783,455
Dealer manager fees	20,515,293	14,024,386
Recoveries of organizational and offering costs	22,788,357	20,872,434
Placement agent fees and recoveries	4,445,966	5,221,668
Other recoveries	318	260
Total revenues	107,039,201	80,902,203
EXPENSES:		
Salaries and wages	24,899,008	21,611,063
General and administrative	8,266,294	7,991,257
Legal and other professional fees	1,681,760	1,918,981
Travel, meals, and entertainment	2,611,321	2,221,153
Marketing	4,189,590	3,183,586
Commissions to selling broker-dealers	55,503,203	38,016,131
Marketing fees to selling broker-dealers	9,914,111	6,886,683
Depreciation expense	52,606	41,569
Total expenses	107,117,893	81,870,423
NET INCOME (LOSS)	$ (78,692)	$ (968,220)

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (78,692)	$ (968,220)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	52,606	41,569
Change in operating assets and liabilities:		
Decrease (increase) in due from affiliates	2,094,125	(1,522,172)
Increase in prepaid expense	(38,420)	(227,301)
Increase (decrease) in accounts payable	2,885,053	(791,279)
(Decrease) increase in accrued expenses	(2,900,237)	4,009,125
Increase (decrease) in due to affiliates	207,613	(86,762)
Increase in other liabilities	337,223	142,613
Net cash provided by (used in) operating activities	2,559,271	597,573
CASH FLOWS FROM INVESTING ACTIVITIES — Purchases of furniture, equipment and leasehold improvements	(4,633)	(48,955)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from issuance of common stock	3,700,000	1,000,000
NET INCREASE (DECREASE) IN CASH	6,254,638	1,548,618
CASH — Beginning of year	5,625,332	4,076,714
CASH — End of year	$11,879,970	$ 5,625,332

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE — December 31, 2011	2,083	$ 21	$ 20,735,979	$ (18,258,180)	$ 2,477,820
Issuance of common stock	100	1	999,999	-	1,000,000
Net loss	-	-	-	(968,220)	(968,220)
BALANCE — December 31, 2012	2,183	22	21,735,978	(19,226,400)	2,509,600
Issuance of common stock	370	3	3,699,997	-	3,700,000
Net loss	-	-	-	(78,692)	(78,692)
BALANCE — December 31, 2013	2,553	$ 25	$ 25,435,975	$ (19,305,092)	$ 6,130,908

See notes to financial statements.

HINES SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1. **NATURE OF OPERATIONS**

    Hines Securities, Inc., was incorporated in the state of Delaware in June 2003 in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934, and was granted membership with the Financial Industry Regulatory Authority ("FINRA") on January 7, 2004. Hines Securities, Inc. is a wholly owned subsidiary of Hines Securities Manager, LLC. Hines Real Estate Investments, Inc. became Hines Securities, Inc. (the "Company") on December 15, 2011. The Company was formed for the purpose of serving as the dealer-manager for marketing the common shares being offered by Hines Real Estate Investment Trust, Inc. ("Hines REIT"), an affiliate of the Company. On June 19, 2006, Hines REIT commenced its second public offering, pursuant to which it offered a maximum of $2.2 billion in common shares (the "Second Offering"). The Second Offering expired on June 30, 2008. On July 1, 2008, Hines REIT commenced its third public offering pursuant to which it offered a maximum of $3.5 billion in common shares (the "Third Offering"). Hines REIT ceased accepting new sales of shares in the Third Offering for subscriptions dated after December 31, 2009, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as part of the Third Offering.

    On August 5, 2009, Hines Global REIT, Inc. ("Hines Global REIT") commenced its initial public offering, pursuant to which it is offering a maximum of $3.5 billion in common shares (the "Initial Global Offering"). The Initial Global Offering was terminated on January 30, 2013. On February 4, 2013, Hines Global REIT commenced its second public offering, pursuant to which it offered a maximum of $2.5 billion in common shares (the "Second Global Offering"). The Second Global Offering is expected to terminate on or before April 11, 2014.

    On June 11, 2012, HMS Income Fund, Inc. ("HMS Income Fund") commenced its initial public offering, pursuant to which it is offering up to $1.5 billion in common shares on a continuous basis (the "Initial HMS Offering").

    On August 27, 2012, Hines La Jolla Commons Campus, LLC ("La Jolla") commenced its private placement offering, pursuant to which it offered a maximum of $10 million in interests to accredited investors. The private placement offering was terminated on December 21, 2012.

    On February 13, 2013, Trinity Lane Multifamily, LLC ("Trinity Lane") commenced its private placement offering, pursuant to which it offered a maximum of $12.5 million in interests to accredited investors. The private placement offering was terminated on July 30, 2013.

    In May 2006, FINRA approved the Company's request to amend its membership agreement to allow the addition of private placements of securities and direct participation programs to its list of permissible business activities. Hines Interests Limited Partnership, an affiliate of the Company, and certain of its affiliates (collectively, "Hines") is the sponsor of Hines REIT, Hines Global REIT, HMS Income Fund and other private real estate funds. The Company participates in the distribution and sale of interests in certain of these funds through private placement transactions.

2. **SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

    Cash and Cash Equivalents — The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 2013 and 2012, the Company did not have any cash equivalents.

Due From Affiliates — Due from affiliates comprises amounts due from Hines Advisors Limited Partnership (the "Advisor") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $8,546 and $35,649 at December 31, 2013 and 2012, respectively. Due from affiliates also includes amounts due from Hines Global Advisors Limited Partnership (the "Global Advisor") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $1,040,724 at December 31, 2012, and amounts due from Hines Global REIT for sales commissions and dealer-manager fees (see Note 3) totaling $658,010 and $2,091,742 at December 31, 2013 and 2012, respectively. Due from affiliates also includes amounts due from HMS Adviser LP (the "HMS Adviser") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $256,845 and $19,044 at December 31, 2013 and 2012, respectively.

Also included in due from affiliates are amounts due from Hines related to private placement reimbursements totaling $240,876 and $71,244 at December 31, 2013 and 2012, respectively (see Note 3).

Furniture, Equipment, and Leasehold Improvements — Furniture, equipment, and leasehold improvements comprise communications and technical equipment, furniture, fixtures, and leasehold improvements and are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition — Sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). Private placement fees are recognized on a monthly basis (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized as incurred (see Note 3).

Organizational and Offering Costs — The Company has incurred and paid for certain organizational and offering costs on behalf of Hines REIT, Hines Global REIT and HMS Income Fund. These costs consist of legal, accounting, printing, marketing, and certain other offering-related expenses, and may include, but are not limited to, (1) salaries and direct expenses of employees of the Company while preparing for the offering and marketing of Hines Global REIT's and HMS Income Fund's common shares and in connection with their wholesaling activities, (2) travel and entertainment expenses related to the offering and marketing of Hines REIT, Hines Global REIT's, and HMS Income Fund's common shares, (3) facilities and technology costs and other costs and expenses associated with the Offering and marketing of Hines Global REIT's and HMS Income Fund's common shares, (4) costs and expenses of conducting Hines Global REIT's and HMS Income Fund's educational conferences and seminars, (5) costs and expenses of attending broker-dealer sponsored conferences, and (6) payment or reimbursement of bona fide due diligence expenses. The Company is reimbursed for these expenses on a monthly basis by the Advisor, Global Advisor, and HMS Adviser. These expenses, totaling $22,788,357 and $20,872,434 for the years ended December 31, 2013 and 2012, respectively, are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statements of operations.

Income Taxes — The Company has elected to be treated as an S Corporation for federal income tax purposes under which its taxable income is included in the tax return of its owners. Accordingly, there is no provision for federal income taxes reported in these statements of operations. State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statements of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses and Other Assets — Prepaid expenses consist of insurance and software licenses, which are being amortized over the life of their respective contracts.

Accrued Expenses — Accrued expenses primarily consist of salaries and internal sales commissions due to the Company's employees of $2,029,288 and $1,918,741 at December 31, 2013 and 2012, respectively, and marketing fees and commissions of $663,804 and $3,711,836 at December 31, 2013 and 2012, respectively, payable to selling broker-dealers in conjunction with their selected dealer agreements with the Company (see Note 4).

Due to Affiliates — Due to affiliates comprises amounts due to Hines Global Advisors Limited Partnership (the "Global Advisor") related to organizational and offering cost reimbursements (see above), as well as various other support services (see Note 3) of $196,502 at December 31, 2013, and amounts due to Hines Global REIT for dealer-manager fees (see Note 3) totaling $4,736 at December 31, 2013. Due from affiliates also includes amounts due from HMS for sales commissions and dealer-manager fees (see Note 3) totaling $6,375 at December 31, 2013.

3. **RELATED-PARTY TRANSACTIONS**

Dealer-Manager Agreement — Hines REIT — The Company has entered into dealer-manager agreements ("DMAs") with Hines REIT for the marketing of common shares being offered pursuant to the Second Offering and the Third Offering. The DMA related to the Second Offering expired on June 30, 2008, in conjunction with the termination of the Second Offering. On June 30, 2008, the Company executed a DMA for the Third Offering. The DMA related to the Third Offering expired on December 31, 2009 when Hines REIT ceased new sales of primary offering shares.

The DMAs for the Second and Third Offerings provide that Hines REIT pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to each offering, all of which is reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines REIT's dividend reinvestment plan. Both agreements also provide that Hines REIT pay the Company a dealer-manager fee in the amount of up to 2.2% of the gross proceeds of the common shares sold, a portion of which may be reallowed to selected selling broker-dealers in the form of marketing fees.

No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines REIT's dividend reinvestment plan. The DMA for the Third Offering does not provide for dealer-manager fees or selling commissions to be paid on sales to investors who are party to an agreement with a licensed broker-dealer, investment advisor, or bank trust department pursuant to which the investor pays a fee based on assets under management, such as a "wrap fee," "commission replacement fee," or similar fee.

Additionally, Hines REIT or the Advisor may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 0.5% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — Hines Global REIT — The Company has entered into a dealer-manager agreement (the "Global DMA") with Hines Global REIT for the marketing of common shares being offered pursuant to the Initial Global Offering. The Global DMA related to the Initial Offering expired on January 30, 2013, in conjunction with the termination of the Initial Global Offering. On January 29, 2013, the Company executed a Global DMA for the Second Global Offering. The Global DMA related to the Second Offering is expected to expire on April 11, 2014. The Global DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by Hines Global REIT or the Company under certain circumstances.

The Global DMAs for the Initial and Second Global Offering provide that Hines Global REIT pay the Company selling commissions in an amount up to 7.5% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines Global REIT's dividend reinvestment plan. The Global DMA also provides that Hines Global REIT pay the Company a dealer-manager fee in the amount of up to 2.5% of the gross proceeds of the common shares sold, of which 1.5% may be reallowed to selected selling broker-dealers in the form of marketing fees. No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines Global REIT's dividend reinvestment plan.

Additionally, Hines Global REIT or the Global Advisor may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 0.5% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — HMS Income Fund — The Company has entered into a dealer-manager agreement (the "HMS DMA") with HMS Income Fund for the marketing of common shares being offered pursuant to the Initial HMS Offering. The HMS DMA will terminate on the effective date that the Initial HMS Offering is terminated. The HMS DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by HMS Income Fund or the Company under certain circumstances.

The HMS DMA for the Initial HMS Offering provides that HMS Income Fund pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to HMS Income Fund's dividend reinvestment plan. The HMS DMA also provides that HMS Income Fund pay the Company a dealer-manager fee in the amount of up to 3% of the gross proceeds of the common shares sold, of which 1.5% may be reallowed to selected selling broker-dealers in the form of marketing fees. No dealer-manager fee will be paid with respect to the common shares sold pursuant to HMS Income Fund's dividend reinvestment plan.

Additionally, HMS Income Fund or the HMS Adviser may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 1% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — La Jolla — The Company entered into a dealer-manager agreement (the "La Jolla DMA") with La Jolla Commons Campus, LLC for the marketing of interests being offered pursuant to the private offering. The La Jolla DMA terminated on December 21, 2012.

The La Jolla DMA for the private offering provides that La Jolla pay the Company selling commissions of 5% of the subscription amount for interests sold, of which 5% may be reallowed to selling broker-dealers.

Dealer-Manager Agreement — Trinity Lane — The Company entered into a dealer-manager agreement (the "Trinity Lane DMA") with Trinity Lane Multifamily, LLC for the marketing of interests being offered pursuant to the private offering. The Trinity Lane DMA terminated on July 30, 2013.

The Trinity Lane DMA for the private offering provides that Trinity Lane pay the Company selling commissions of 5% of the subscription amount for interests sold, of which 5% may be reallowed to selling broker-dealers.

Intercompany Services Agreement — The Company has entered into an intercompany services agreement with the Advisor related to certain services that the Advisor has agreed to perform for the Company. The agreement automatically renews for successive one-year periods on August 8 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid on a monthly basis. For the years ended December 31, 2013 and 2012, $1,037,267 and $929,812, respectively, was included in general and administrative expense, and approximately $158,038 and $109,074, respectively, was included in salaries and wages in the accompanying statements of operations related to these services.

Placement Agent Agreements — The Company has entered into a Placement Agent Agreement and a Placement Agent Compensation Agreement with Hines. Pursuant to these agreements, the Company acts as a placement agent in connection with the offering and sale of interests of certain private investment funds sponsored by Hines.

The Company receives a monthly placement agent fee and reimbursement of actual costs incurred by the Company in performing its duties under the agreements. These expenses, totaling $4,118,910 and $5,191,668 for the years ended December 31, 2013 and 2012, respectively, are recorded in various expense accounts. The placement agent fee and the related reimbursements were included in placement agent fees and recoveries in the accompanying statements of operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares being offered pursuant to the Hines Global REIT Initial Global Offering, Global REIT Second Global Offering, and HMS Income Initial HMS Offering. The selected dealer agreements related to the Hines Global REIT Initial Global Offering expired on January 30, 2013. The selected dealer agreements related to the Hines Global REIT Second Global Offering are due to expire on April 11, 2014. The selected dealer agreements related to the HMS Income Fund Initial HMS Offering are due to expire on the date that the Initial HMS Offering is terminated. The offer and sale of shares under the selected dealer agreements can be suspended or terminated at any time upon request of the Company. The selected dealer agreements may be terminated by either party after they have given written notice.

The selected dealer agreements related to the Hines Global REIT Initial and Second Global Offering and the HMS Income Fund Initial HMS Offering pay selling broker-dealers commissions in an amount up to 7% of the gross proceeds of the common shares sold in the Hines Global REIT Initial and Second Global Offering and the HMS Income Fund Initial HMS Offering (subject to certain reductions related to sales to related parties and sales volume discounts) and will pay no selling commissions related to shares issued pursuant to Hines Global REIT's dividend reinvestment plan or to HMS Income Fund's dividend reinvestment plan. In addition, the selling broker-dealer may also receive a marketing fee based on a percentage of gross sales proceeds, which the Company will pay out of the dealer-manager fee it receives from Hines Global REIT or HMS Income Fund.

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Hines Real Estate Investments, Inc., Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" of Hines REIT shares as defined in the Plan. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion. On December 31, 2006, the Plan was amended to fully vest and distribute account balances for certain employees in 2007. On December 31, 2008, the Plan was amended and restated to remove additional deferral options available to participants.

The LTI Awards are granted each December and vest over the following three years on December 31. The employee must be continuously employed through each December 31 to vest for that year. The vested awards will be paid in March following the December in which they vest. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

In 2013, the Company granted LTI Awards of $1,014,889 and recognized compensation expense of $555,857. In 2012, the Company granted LTI Awards of $625,195 and recognized compensation expense of $330,423. The related payable of $794,389 and $470,656 at December 31, 2013 and 2012, respectively, is included in other liabilities in the accompanying balance sheets.

Operating Leases — The Company leases its office and certain office equipment under noncancelable operating leases. At December 31, 2013, future minimum rental commitments under these leases were as follows:

Years Ending
December 31

2014	$	1,767
2015		1,379
2016		918
2017		-
2018		-
Thereafter		-
Total	$	4,064

Rent expense totaled approximately $379,610 and $349,149 for the years ended December 31, 2013 and 2012, respectively.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2013, the Company had net capital, as defined, of $4,736,386, which was $4,219,492 in excess of its required net capital of $516,894, and its ratio of aggregate indebtedness to net capital was 1.64 to 1.

At December 31, 2012, the Company had net capital, as defined, of $(124,572) which was $606,156 below its required net capital of $481,584, and its ratio of aggregate indebtedness to net capital was (58) to 1.

The Company failed to properly record organizational and operating expenses that are reimbursed by affiliates. The resulting understatement in an intercompany receivable balance of $1.5 million, which is a non-allowable asset that cannot be included as part of the Company's net capital computation, caused the Company to have a net capital deficiency as of December 31, 2012.

6. **SUBSEQUENT EVENTS**

The Global DMA related to the Initial Offering expired on January 30, 2013, in conjunction with the termination of the Initial Global Offering. On January 29, 2013, the Company executed a Global DMA for the Second Global Offering. The Global DMA related to the Second Offering is expected to expire on February 4, 2015.

The Company has evaluated subsequent events through February 27, 2014, the date the financial statements were issued.

* * * * * *

SUPPLEMENTAL SCHEDULES

HINES SECURITIES, INC.

SUPPLEMENTAL SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity	$6,130,908	$2,509,600
Deductions:		
Nonallowable assets:		
Due from affiliates	554,448	1,784,545
Prepaid expenses and other assets	780,033	741,613
Furniture, equipment, and leasehold improvements — net	60,041	108,014
Net capital before haircuts on securities	4,736,386	(124,572)
NET CAPITAL	$4,736,386	$ (124,572)
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$7,753,413	$7,223,761
TOTAL AGGREGATE INDEBTEDNESS	$7,753,413	$7,223,761
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.64 to 1	-57.98 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 516,894	$ 481,584
Excess (deficient) net capital	$4,219,492	$ (606,156)

No material differences exist between the amounts above, which are based on the audited financial statements, and the amounts included in the Company's unaudited FOCUS report as of December 31, 2013, as filed on January 27, 2014.

HINES SECURITIES, INC.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15C3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013 AND 2012**

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

February 27, 2014

To the Board of Directors and Stockholder of Hines Securities, Inc.:

In planning and performing our audit of the financial statements of Hines Securities, Inc., (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a

Member of
Deloitte Touche Tohmatsu Limited

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.
We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.



Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of Hines Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Hines Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Hines Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Hines Securities, Inc.'s management is responsible for the Hines Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Member of
Deloitte Touche Tohmatsu Limited

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended __2013__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hines Securities, Inc.
2800 Post Oak Blvd, Suite 4700
Houston, TX 77056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Cordova, 713-966-7808

WORKING COPY

2. A. General Assessment (item 2e from page 2) — $ 78,141

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (30,868)
   07/26/2013
   _____Date Paid_____

   C. Less prior overpayment applied — (0)

   D. Assessment balance due or (overpayment) — 47,273

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — 0

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 47,273

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ 47,273

   H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hines Securities, Inc.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 25 day of February , 20 14 .

Chief Operating Officer
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 107,039,201

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

65,417,314

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

a) Private Placement Fees & Recoveries b) Pass thru expenses

10,365,589

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

75,782,903

2d. SIPC Net Operating Revenues

$ 31,256,298

2e. General Assessment @ .0025

$ 78,141

(to page 1, line 2.A.)

2